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FOR IMMEDIATE RELEASE:  DECEMBER 5, 1994

CONTACT:  PATRICK STRICKLER
          (314) 425-3835

NYSE SYMBOL:  MTL
IN NEWSPAPER STOCK TABLES GENERALLY MercBc or MercBcpMO

                      MERCANTILE BANCORPORATION TO ENTER ARKANSAS
                           THROUGH MERGER WITH TCBANKSHARES

     Mercantile Bancorporation Inc., of St. Louis, today announced that it will enter the Arkansas banking market by merging with TCBankshares Inc., the state's third largest bank holding company.

     TCBankshares, based in North Little Rock, had approximately $1.4 billion in assets as of September 30, 1994, and owns six banks with 36 offices in central, northern and western Arkansas. The company's lead bank, The Twin City Bank, is the third largest bank in Little Rock/North Little Rock, the state's largest metropolitan area. Its five other banks are among the top three institutions in seven of the eight counties they serve.

     Mercantile, one of the premier banking organizations in the U.S., had September 30, 1994 assets of $12.2 billion. The corporation operates 41 Mercantile Banks located throughout the state of Missouri, and in eastern Kansas, southern Illinois and northern Iowa.

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MERCANTILE TO MERGE WITH TCBANKSHARES--FIRST ADD

     "Merging with TCBankshares will allow Mercantile to assume a solid market share in the state's capital, and strong positions in several other attractive and growing communities in Arkansas," explained Thomas H. Jacobsen, Mercantile's chairman and chief executive officer. "TCBankshares' network adjoins existing Mercantile markets north of the state line in Missouri, making it an excellent complement to Mercantile's franchise. Mercantile's strength has always been its strong sense of community banking and the involvement of local people as directors of those banks."

     "Mercantile's strong commitment to banking fundamentals and its tradition of supporting the communities that it serves fit perfectly with the philosophy that TCBankshares has followed over the years," noted Frank Lyon, Jr., chairman of TCBankshares. "Further, it allows my family an expanded and more diversified interest in the banking industry in addition to providing TCB with the wherewithal to more aggressively pursue its growth and acquisition strategies to better serve the financial needs of our customers."

     "As we become part of the Mercantile organization, it is with the assurance that Twin City Bank will continue to offer the quality of service and care to our customers and employees that we have traditionally offered," said T.E. Renaud, chairman and chief executive officer of the bank.

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MERCANTILE TO MERGE WITH TCBANKSHARES--SECOND ADD

     "We will immediately begin to take advantage of the capital strength, range of services and increased efficiency that this affiliation will provide, while at the same time keeping Twin City Bank's present management structure, customer service culture, and commitment to customers, employees and communities intact," Renaud said. He plans to remain as chairman and chief executive officer of Twin City Bank and the local boards of directors of the banks within TCBankshares will remain, Renaud added. Renaud is also chief executive officer of TCBankshares.

     In addition to North Little Rock-based Twin City Bank, TCBankshares owns First National Bank of Crawford County, in Van Buren; The First National Bank of Conway County, in Morrilton; First National Bank of Cleburne County, in Heber Springs; 1st Ozark National Bank, in Flippin; and TCB--The Community Bank of Arkansas, in Batesville.

     According to the terms of the merger agreement, Mercantile will issue 4.75 million shares of its common stock in exchange for the common stock of TCBankshares. In addition, Mercantile will assume, through an exchange, outstanding, non-convertible preferred stock of TCBankshares with a value of $12.1 million. The merger is subject to the approval of all appropriate regulatory authorities.

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